DuPont Canada Inc.
P.O. Box 2200, Streetsville
Mississauga, Ontario
L5M 2H3
(905) 821-3300 Tel
(905) 821-5110 Fax

02 DEC 30 AM 8:07

December 6, 2002

02060825

Securities & Exchange Commission
450 5th Street, NW
Judiciary Plaza
Washington, DC 20549 U.S.A.

SUPPL

Re: File 82-19
DUPONT CANADA INC.

Dear Sir or Madam:

Please be advised that on December 6, 2002 the Board of Directors of DuPont Canada Inc. declared the following dividend:

A dividend for the quarter ending December 31, 2002 of ten cents (10¢) per share on the Class A Common Stock is hereby declared from earnings, payable January 31, 2003 to shareholders of record on January 2, 2002.

This information is provided pursuant to the exemption set forth in Rule 12g 3-2 (b) (1).

Yours very truly,

DUPONT CANADA INC.

Carolyn Harkness
Administrative Assistant

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

P:\secretarial\dividend\SEC-US.DOC

® Registered trademark of E.I. du Pont de Nemours and Company. DuPont Canada Inc. is a licensee.